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                                May 2, 2022

       Jonathan Kaufman
       Chief Executive Officer
       Lipella Pharmaceuticals Inc.
       7800 Susquehanna St., Suite 505
       Pittsburgh, PA 15208

                                                        Re: Lipella
Pharmaceuticals Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 20,
2022
                                                            CIK No. 0001347242

       Dear Mr. Kaufman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 20, 2022

       LP-10s Addressable Market, page 62

   1.                                                   Please revise Figure 3
so that the text within the graphic is legible.
   2. We note your disclosure that you commissioned a report by Thompson Reuters in 2012.
                                                        Please file the written
consent of the third-party as an exhibit to the registration statement or explain to us why
you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.
 Jonathan Kaufman
FirstName  LastNameJonathan
Lipella Pharmaceuticals Inc. Kaufman
Comapany
May  2, 2022NameLipella Pharmaceuticals Inc.
May 2,
Page 2 2022 Page 2
FirstName LastName
Provisions of Our Certificate of Incorporation and Bylaws, page 89

3. We note your statement that "Unless we consent in writing to the selection of an alternative forum, the United States federal district courts shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any such other claim for which the federal courts have exclusive jurisdiction." Please revise to state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
General

4.       We note that the cross reference to    Summary Selected Financial Data
   on page 43 and
         47 appears to reference disclosure that has been deleted. Please tell us whether the deleted disclosure is still applicable and revise as needed.
       You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Anne Parker at 202-551-3611 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Michael DeDonato, Esq.